Exhibit 99.1

Paris, February 21, 2006

ILOG S.A.

CONSOLIDATED HALF YEAR FINANCIAL STATEMENTS

A. Consolidated Financial Statements for the half-year ended December 31, 2005

1.	Consolidated Income Statements

(In thousands of euros, except for share and per share data)

	Six Months Ended December 31,		Year Ended June 30,
	2005	2004(1)	2005(2)

Revenues:
License fees	24,991	26,667	53,153
Maintenance	15,675	13,279	26,861
Professional Services	10,637	8,404	18,411
Total revenues	51,303	48,350	98,425

Cost of revenues:
License fees	374	403	822
Maintenance	1,680	1,475	3,065
Professional Services	8,277	6,973	15,666
Total cost of revenues	10,331	8,851	19,553

Gross profit	40,972	39,499	78,872

Operating expenses:
Marketing and selling	22,064	21,096	42,431
Research and development	10,162	10,313	21,210
General and administrative	6,539	5,585	11,196
Total operating expenses	38,765	36,994	74,837
Income from operations	2,207	2,505	4,035

Interest expense	(39)	(49)	(152)
Interest income	513	539	792
Foreign exchange loss, net	(338)	(130)	(23)
Financial income	136	360	617
Other	33	64	72
Net Income before income taxes	2,376	2,929	4,724
Income taxes	(148)	(490)	(594)
Net Income	2,228	2,439	4,130

Net Income per share
- basic	0.12	0.14	0.23
- diluted	0.12	0.13	0.22

Number of shares used in computing earnings per share
- basic	17,949,883	17,708,568	17,815,291
- diluted	19,197,429	18,441,856	18,653,965

(1) (2)

See note 5.6 for IFRS adjustments of the accounts at the end of December 2004.

After adjustment according to IFRS of data previously published under French GAAP. In addition, the R&D tax credit and the withholding taxes were previously recorded under the “income taxes” line according to our October 27, 2005 press release relating to the IFRS transition. The R&D tax credit is now classified as a reduction of the research and development expenses, withholding taxes relating to revenues are now classified as a reduction of revenues, withholding taxes relating to intercompany transactions are now classified in addition to general and administrative expenses. These new classifications have been consistently applied for the six month period ended December 31, 2005.

2.	Consolidated Balance Sheets

(In thousands of euros, except for share data)

		December 31,	June 30,
Assets		2005	2005*

Goodwill - net	5.4.1	1,097	1,097
Intangible assets - net	5.4.2	2,572	2,195
Property and equipment - net	5.4.2	2,445	2,496
Deferred tax assets		38	171
Other non-current assets		632	678
Total non-current assets		6,784	6,637

Accounts receivable (less allowance for doubtful accounts of € 597 and € 565 at December 31st and June 30th, 2005, respectively)		27,882	25,271
Other current assets		4,606	2,592
Prepaid expenses		2,019	1,813
Cash and cash equivalents		47,115	51,050
Total current assets		81,622	80,726
Total assets		88,406	87,363

Liabilities

Shareholders' equity:	5.4.4

Shares, 18,364,309 shares issued and outstanding at December 31, 2005 and 18,005,407 at June 30, 2005. Nominal value per share at € 1.		18,364	18,005
Additional paid-in capital		26,262	23,335
Treasury stock at cost		(4,204)	(586)
Revaluation reserve	5.4.6	(33)	(299)
Accumulated benefit		9,609	7,381
Cumulative translation adjustment		117	55
Total shareholders' equity		50,115	47,891

Non-current provisions	5.4.5	1,059	976
Non-current debt		292	299
Total non-current liabilities		1,351	1,275

Current provisions	5.4.5	249	276
Accounts payable		5,651	5,053
Accrued compensation and tax accrual		11,723	13,670
Current debt		333	355
Deferred revenue		18,984	18,843
Total current liabilities		36,940	38,197
Total liabilities		88,406	87,363

* After adjustment according to IFRS of data previously published in French GAAP.

3.	Consolidated Statements of Cash Flows

(In thousands of euros)

	Six Months Ended December 31, 2005	Year Ended June 30, 2005*

Cash flow from operating activities:
Net Income	2,228	4,130
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,083	2,298
Stock-based compensation	836	1,088
Loss on sales or impairment of assets	23	139
Unrealized loss (gain) on derivative instruments	(16)	66
Increase (decrease) in cash from:
Accounts receivable	(2,355)	(5,089)
Other current assets	(1,520)	(289)
Prepaid expenses	(189)	(70)
Accounts payable	647	456
Accrued compensation and tax accrual	(1,887)	3,605
Deferred revenue	(57)	3,847
Other	(286)	(114)
Net cash provided by (used for) operating activities	(1,493)	10,067

Cash flow from investing activities:
Business and other intangible acquisition	(500)	(1,474)
Purchase of equity method investment	-	(386)
Purchases of property and equipment	(707)	(2,036)
Net cash used for investing activities	(1,207)	(3,896)

Cash flow from financing activities
Purchase of treasury stock	(3,618)	(586)
Principal payments on capital lease obligations	(227)	(465)
Cash proceeds from issuance of shares	2,450	2,559
Net cash provided by (used for) financing activities	(1,395)	1,508

Effects of exchange rate changes on cash and cash equivalents	160	410

Net decrease (increase) in cash and cash equivalents	(3,935)	8,089
Cash and cash equivalents, beginning of period	51,050	42,961
Cash and cash equivalents, end of period	47,115	51,050

* After adjustment according to IFRS of data previously published in French GAAP.

4.	Consolidated Statements of Shareholders’ Equity

(In thousands of euros, except for number of share data)

	Number of shares	Shares Amount	Additional Paid-in Capital	Treasury Stock	Revaluation reserve	Accumulated benefit	Cumulative Translation Adjustment	Shareholders' equity

Balance June 30, 2004*	17,625,699	10,752	65,227		(112)	(35,036)		40,831
Options exercised	235,065	217	1,236					1,453
Issuance of shares	140,643	109	941					1,050
Warrants exercised	4,000	2	55					57
Stock-based compensation			1,088					1,088
Increase of share nominal value		6,925	(45,212)			38,287		-
Treasury stock				(586)				(586)
Translation adjustment							55	55
Cash flow hedges					(187)			(187)
Net income						4,130		4,130
Balance June 30, 2005*	18,005,407	18,005	23,335	(586)	(299)	7,381	55	47,891
Options exercised	324,902	325	1,825					2,150
Warrants exercised	34,000	34	266					300
Stock-based compensation			836					836
Treasury stock				(3,618)				(3,618)
Translation adjustment							62	62
Cash flow hedges					266			266
Net income						2,228		2,228
Balance December 31, 2005	18,364,309	18,364	26,262	(4,204)	(33)	9,609	117	50,115

* After adjustment according to IFRS of data previously published in French GAAP.

5.	Notes to consolidated financial statements

(Amounts in thousands of euros, except for share or per share data or when specified)

In accordance with European Regulation 1606/2002 dated July 19, 2002, companies listed on a stock market in one of the member countries of the European Union should file their consolidated financial statements according to IFRS (International Financial Reporting Standards) as approved by the European Union, for fiscal years ending after January 1, 2005.

The transition date from French GAAP to IFRS is July 1, 2004. The first financial statements published according to IAS/IFRS will be the ones for the fiscal year ended June 30, 2006 (or “fiscal 2006”), presenting also comparative financial statements for the fiscal year ended June 30, 2005 (or “fiscal 2005”) established according to the same standards. In order to ensure comparability with the financial statements presented for the six-month ended December 31, 2005, the financial statements for the six-month ended December 2004 and of the year ended June 30, 2005, as presented above, have been adjusted to comply with IFRS. Adjustments applied to the financial statements for the six-month ended December 2004 are detailed hereafter in Note 5.6.

The consolidated half-year financial statements as of December 31, 2005 have been established according to (i) the accounting and measurement methods defined by the IFRS, (ii) the presentation and disclosure rules defined in article 221-5 of Autorité des Marchés Financiers (the “AMF”) requirements about the general principles and content of half-year financial statements. These six-month financial statements do not include all the information required for full year end financial statements.

Financial information established for the six-month periods of fiscal 2006 and fiscal 2005 were prepared in accordance with IFRS. The same IFRS standards and estimation will be applied by the Company for the preparation of its consolidated financial statements for the year ended June 30, 2006. The Company has applied IAS 32 and 39 standards starting July 1, 2004.

For further information on transition to IFRS at July 1, 2004 and for fiscal 2005, please refer to the transition to IFRS information published on October 27, 2005 (available on the AMF and the Company websites), and hereafter in Note 5.6.

As IFRS can potentially be modified prior to June 2006, the opening balance sheet as of July 1, 2004, the balance sheet as of June 30, 2005 or the income statements for the year ended June 30, 2005 and for the six-month period ended December 31, 2005 could possibly differ from those presented in this document.

Due to its listing on the U.S. NASDAQ, the Company also prepares condensed Consolidated Financial Statements according to US GAAP. Those financial statements are available on the Company website.

5.1.	Consolidated subsidiaries

The accompanying Consolidated Financial Statements include ILOG S.A. and its wholly owned subsidiaries located in Germany (ILOG GmbH), in Japan (ILOG Ltd), in Singapore (ILOG Pte Ltd), in Spain (ILOG S.A.), in the United Kingdom (ILOG Limited) and in the United States (ILOG, Inc).

On October 25, 2004, ILOG acquired for five hundred thousand U.S. dollars (€ 386), 12.5 % of the South Korean company RTO, which specialized in editing and selling software. This company is consolidated under the equity method, as ILOG is a member of RTO’s Board of Directors and has furthermore signed a reseller agreement for the software this company has developed.

All intercompany accounts and transactions are eliminated in the Consolidated Financial Statements.

The Company has made no investment in ad hoc entities. The Company did not have any transaction with its related parties during the presented periods.

5.2.	Summary of significant accounting policies

Basis of presentation of the Balance Sheet and Income Statements

In accordance with IAS 1, balance sheet line items relating to operations and expected to be due or received in less than twelve months are classified under current assets and liabilities. The other items are qualified as non-current and mainly include deferred taxes.

Current liabilities relate to the short-term portion of debts and provisions. The portion due in more than one year is presented in the non current items.

The Company presents its income statement per destination of expenses.

Use of estimates

The preparation of the Consolidated Financial Statements in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, our revenue recognition policy, allowance for uncollectible accounts receivable, useful lives for property and equipment, intangibles, goodwill, tangible and intangible asset impairments, employee benefits, stock-based compensation charge calculations and taxes. Actual results could differ materially from these estimates.

Revenue recognition

The revenue recognition policy is significant because revenue is a key component of our results from operations. In addition, revenue recognition determines the timing of certain expenses, such as incentive compensation. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments and estimates affect the application of our revenue recognition policy.

The Company’s revenue is derived from three primary sources: software license fees, maintenance fees and professional services fees, including consulting and training services.

The Company applies, revenue recognition principles in accordance with IAS 18, and uses options that enable these principles to be compatible with generally accepted accounting principles in the United States as defined by Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”,) issued by the American Institute of Certified Public Accountants (“AICPA”) and its amendments especially, Statement of Position 98-9.

ILOG recognizes revenue from product licensing fees, whether sold directly or through resellers or software vendors, when evidence of an arrangement has been received, the product is delivered, the risks and reward of ownership has been transferred to the buyer, the fee is fixed or determinable, all the related costs already expensed or to come are determinable, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

Our software arrangements often include consulting and training services. Consulting revenues from these arrangements are generally accounted for separately from software license revenues as the services (1) are not essential to the functionality of the software license, (2) are available from other vendors, and (3) do not include significant modification or customization of the software.

Revenues from time and material consulting services are recognized as the services are performed. Revenues from fixed price consulting services are recognized on a proportional performance basis.

When consulting services are considered essential to a software deliverable or the arrangement involves significant customization or modification of software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting.

Revenue from software maintenance agreements is recognized ratably over the arrangement period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues.

In bundled software arrangements that include rights to multiple software products and/or services, ILOG recognizes revenues using the residual method. Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues is allocated to the delivered elements. Vendor specific objective evidence of fair value of maintenance contracts is based on renewal rates as determined by the prices paid by the Company’s customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and consulting services is based upon daily rates as determined by the prices paid by the Company’s customers when these services are sold separately.

Share-based payment

In accordance with IFRS2 standard «Share-based payment ", ILOG records an expense with respect to stock options or warrants granted to employees and directors. Expenses are recorded by crediting paid in capital for these grants requiring the issuance of shares.

The fair-value of instruments granted is computed at the date of grant and the corresponding expense is spread over the vesting period. The fair-value takes into account parameters such as the option exercise price, the expected volatility of the share, the expected dividend yield, the risk-free interest rate and the average expected life of the option.

The average expected life of the option takes into account the exercise schedule, the expiry date, and the behavior model of the beneficiaries, based on historical statistics.

Based on employee turnover assumptions, the Company makes an estimate of the number of options that will become exercisable, in order to book an expense only for those options that are expected to vest. At each closing, this number is updated according to the revised estimates and the final number of options vested. The expense is then adjusted accordingly.

The expense is recorded under cost of sales or operating expenses depending on the employees department, by crediting the stock-options reserve part of the “Additional paid-in capital” account.

When exercised, the stock–option reserve, accumulated during the vesting period, is reversed against cash, paid-in capital and share capital accounts.

When the option is forfeited following an employee departure after the vesting period or after the expiry date of the option according to the agreement, the stock–option reserve, previously recorded for the holder, is reversed against the paid-in capital account without any effect on net income.

Financial result

The financial result includes financial gains or losses and exchange rates gains or losses. Financial expenses are comprised of bank financial interests and those relating to the employee’s pension liability. The financial income is comprised of gains on financial investments.

The financial result also includes the effect of changes in the fair-value of derivative financial instruments. The derivative financial instruments that do not qualify as hedging instruments are adjusted to their fair value. If the derivative qualifies as a hedging instrument, the changes in fair value of derivatives is either offset against the change in fair value through income statement of the hedged element or recognized in revaluation reserve until the hedged item is recognized in earnings.

The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. The fair value is determined by reference to published exchange rates.

Income Taxes

The income taxes expense used for the calculation of net income of the year equals the total amount of current and deferred tax expense. For the half-year Consolidated Financial Statements, the tax rate selected for the calculation of the income taxes charge of the period is the one resulting from projections over the entire fiscal year. The income taxes expense is normally recorded in the income statements except for the portion of income taxes related to items recorded through retained earnings.

The Company is subject to income taxes in France, the United States, and in some other foreign jurisdictions. Estimates largely contribute to the calculation of the provisions for income taxes. Effective rate on future income taxes might be affected by changes in local tax regulations, the Company ability to trigger taxable profit in foreign jurisdictions in order to use the operating loss carry forwards, and by the assessment of its deferred tax assets.

Deferred tax assets and liabilities are determined based on the differences between financial reporting and accounting bases of assets and liabilities reported in the balance sheets of consolidated companies. They are measured using tax rates and tax laws that will be enacted when differences are expected to be reversed. A valuation allowance is established when it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are not discounted.

Earnings per share

The Company calculates basic and diluted earnings per share. Basic earnings per share do not take into account the diluting effect of stock options and warrants, and diluted earnings per share do take this diluted effect into account.

The basic earnings per share is calculated by dividing net income or loss for the period by the weighted average number of ordinary shares outstanding.

The diluted earnings per share is calculated by dividing net income or loss for the period by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding. The dilutive potential ordinary shares outstanding relates to stock options and warrants that can be potentially exercised with an exercise price lower than the average market price during the period and are taken into account as if they already were exercised. Dilutive potential ordinary shares outstanding are valued by using the treasury stock method at the average market price of the period. According to that method, the total exercise price of potential shares includes the fair value of the services to be provided to the Company in the future with respect to the stock options and warrants plans.

Currency fluctuations

The Company and its subsidiaries reporting currency is the euro on Eurolist of Euronext Paris and the U.S. dollar for its financial reporting on NASDAQ.

All assets and liabilities in the balance sheets of entities whose functional currency, generally the functional currency, is not the reporting currency are at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at the respective monthly average exchange rates. Translation gains or losses are recorded as cumulative translation adjustments in shareholders’ equity.

Consolidated translation gains and losses resulting from currency fluctuations of the subsidiaries for financial statements in currencies other than euro have been frozen as of July 1, 2004 and reclassified in retained earnings, in accordance with IFRS 1 standard. As a consequence, they will not be reflected in net income for later transfers of assets in foreign currencies.

Under our accounting policy for foreign currency translation, our results and the results of each of our subsidiaries are measured in the currency in which the entity primarily conducts its business (the functional currency). Currency exchange rate changes of foreign currency denominated receivables and payables, recorded by the Company and each of its subsidiaries, result in the reporting of exchange gains or losses in our income statement.

A significant portion of our revenues and expenses are denominated in currencies other than euros, mainly in U.S. dollars, G.B. pounds, Singapore dollars and Japanese Yen. Fluctuations in the value of the currencies in which we conduct our business relative to the exchange rate between euro and other currencies have caused and will continue to cause translated amounts to vary from one period to another.

Research and development

Research and development costs are mainly composed of personnel costs; office costs, amortization of equipments and travel expenses, after deduction of European Union grants and French public subsidies which reduces the committed expenses on some specific research and development projects. Research and development expenses are also reduced by French tax credit received in connection with research costs incurred. Non conditional grants are reported as a reduction of research and development expenses in the periods when the projects are undertaken and the related expenses have been incurred.

According to IAS 38, software development costs must be amortized if the six criteria of this standard are met. In general, costs that can be amortized accordingly are not material, and are therefore recognized in expense when incurred. Expensed costs are not material because the period between the establishment of the technical feasibility and the general release of a software is of a short duration.

Research and development grants

The Company receives financial support for various research projects from public institutions. Such support is recorded as a reduction of research and development expenses in the periods when the projects are undertaken, the related expenses have been incurred and the funding has been committed by the public institutions.

Goodwill

All business combinations are recorded according to the purchase method.

Assets and liabilities of the acquired entity that can be allocated are recorded in the consolidated balance sheet at the acquisition date, independently from goodwill. Goodwill represents the excess of purchase price over the fair value of identifiable assets of business acquired, and is allocated no later than 12 months after the acquisition date.

Goodwill is recorded in the functional currency of the entity acquired and tested annually for impairment. Impairment test is made for one or many cash generating units where the goodwill was allocated by comparing the carrying value to the fair value of the reporting unit to which it is assigned, in accordance with IAS 36.

A cash generating unit (CGU) is the smallest identifiable group of assets generating cash flows independently from cash flows generated by other assets or group of assets. In our case, CGU corresponds to product lines belonging to the only market segment, software component.

Identification of a cash reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discounted rates and future economic and market conditions. Prospective data used to determine the forecasted future cash flows proceed from annual budget and 5 years plans. Discounted rates combine the yield expected by an investor and the risk premium specific to the activity.

In addition, the allocation of the assets and liabilities to determine the carrying values for each of our cash reporting units is based on estimates.

Intangible assets

The basis for valuation of these Intangible assets is their acquisition cost reduced by the amortization and potential impairment. Intangible assets consist primarily of software, trademarks and customer lists, sometimes acquired in the context of business combinations and identified separately from goodwill.

Intangible assets are amortized over three to five years and related amortization expenses are calculated according to the straight-line method over its useful life.

The value of intangible assets is subject to periodic valuation check.

Property and equipment

Property and equipment assets are carried at their historical cost less accumulated amortization and potential impairment. They are amortized according to the straight-line method and over their expected useful life on the basis of the following criteria:

- Computer equipment 1 to 3 years,
- Furniture and other equipment 4 to 8 years,
- Leaseholds improvements 10 years or contractual life if shorter.

Lease agreements that transfer to the lessee most of the risks and rewards incidental to ownership of the leased asset are capitalized at the date the agreements are signed at their fair value or, if this is lower, at the minimal discounted value of the lease rental payments. The rental payments are allocated between financial cost and the amortization of the debt in order to get a constant interest rate over the period for the liability. The financial costs are directly recorded in the income statement. The leased assets are amortized over the lesser period between the utilization life of the asset and agreement life if the Company doesn’t have a reasonable assurance to get the property of the asset at the lease term.

Impairment test on tangible and intangible assets

If there exists an internal or external indicator that one of the tangible or intangible assets has lost value, the Company utilizes an impairment test according to IAS 36, and estimates the recoverable amounts of the asset or the cash generating unit to which the asset belongs. The recoverable amount is the higher of the selling price reduced by the cost of sale of the asset and its value in use. The value in use of the asset or the cash generating unit that depends on that asset, if the asset does not generate cash readily identifiable as being specific to a particular asset, is established by using the discounted future cash flows method. If the resulting value appears to be lower than the carrying amount, the Company should impair the asset.

Financial instruments

The Company enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro.

The company owns derivative financial instruments only for hedging purposes to reduce its exchange rate exposure on its incurred or highly probable commitments.

The settlement of a hedge accounting is required, according to IAS 39, to meet documentation and hedge effectiveness criteria. The hedge effectiveness from an accounting point of view is proven by the ratio of the fluctuation of the value of the financial instrument and the hedged derivative; this ratio should remain in the range between 80 and 125%. Derivative financial instruments are reported in the balance sheet at their market value at closing date.

Changes in fair value of derivative financial instruments are booked:

•	As financial income / expense for the efficient part of the hedge on payables and receivables reported in the balance sheet at closing date;
•	As revaluation reserve in equity for the effective part of the hedge on future cash flows; this amount is transferred in financial result when the corresponding hedged receivable or payable is booked;
•	As financial income / expense for the inefficient part of the hedge. The time value is always considered inefficient in the context of options contracts.

Provisions

A provision is recognized when the Company has a present obligation (legal or implied) as a result of past events, it is probable that assets of the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the impact of time value of money is material, provisions are discounted using a discounted pre-tax rate that reflects current market assessment of the time value of money and those risks specific to the liability that have not been reflected in the best estimate of the expenditure. When discounting is used, the increase in the provision due to the time spent is recognized as an interest cost recorded in financial expenses.

Accounts receivable

Accounts receivable are accounted for their value net of allowance for doubtful accounts and credit notes. The Company periodically evaluates the creditworthiness of its customers, and accrues for potential unrecoverable losses.

Allowance for doubtful accounts are recorded under general and administrative expenses.

Cash and cash equivalents

The Company considers investments with maturity of less than 3 months at the acquisition date, which are easily convertible in a predictable cash amount and with a low value fluctuation risk, as cash equivalents. Cash equivalents are evaluated at their market value at closing date. Value fluctuations are recorded under financial result.

Investments, known as monetary Société d’Investissement à Capital Variable (“SICAVs”) and Fonds Commun de Placement (“FCP”), with interest rate sensitivity corresponding to maturity of 3 months or less, with an historical 12 month volatility close to zero, and with no risk on the nominal value, are recorded as cash equivalents.

Financial debts

Financial debts only relates to debt on operating leases and finance leases. These contracts mainly relates to computer equipment.

Treasury stock

Repurchase of own shares are reported at purchase price, as a deduction of shareholders’ equity. The sale of treasury stock is accounted for using the FIFO method (First In - First Out). Gains or losses from sale of treasury stock are directly reported in equity for their value net of tax.

Employee benefits

The employees benefit from pension plans and social security contributions financed by the Company through employers' contributions to the social organizations of the countries in which the Company has a subsidiary (defined contribution plans) or severance payments paid in once at retirement time (defined benefit plans).

Within the case of defined contributions, the Company pays contributions to private or public insurance companies on a contractual basis. When the contributions are paid, the Company has no more obligation to pay.

Engagements with defined benefit plans primarily relate to the French mode of severance payments for retirement. Rights are acquired only to the employees present in the company at the retirement age.

In application of IAS 19, the engagement of the company is calculated according to the actuarial valuation method known as the projected unit credit method, which stipulates that each period of service gives rise to an additional unit of benefit entitlement and evaluates each unit separately to build up the final obligation. The elements taken into account in the calculation of engagement are the following: the discounting rate, the salary growth, the retirement age, the employee turnover rate, the retirement option and statistics on mortality.

The Company also applies the “corridor” approach. According to this method, only the actuarial variations representing more than 10 % of the defined benefit obligation amount or the value of the hedging assets are booked and amortized, as from the exercise following their observation, over the remaining service life of the employees.

Prior service costs are accounted for as expenses, using the straight line method over the average remaining life of the corresponding rights acquired by the employee. If the rights to compensation are acquired at the same time the pension plan is updated, the prior service cost is directly accounted for as expense.

5.3.	Sales cycle

A significant part of the Company’s revenue is signed during the last month of each quarter. As a consequence, purchase order and delivery dates may trigger significant fluctuations of the results of the Company.

5.4.	Notes to consolidated Balance Sheet

5.4.1.	Goodwill

Goodwill has not changed during the six-month period.

As of June 30, 2005, an impairment test of goodwill was made, by comparing the carrying value to the net recoverable value of the cash generating unit to which they belong.

JLOOX goodwill has been allocated to the cash generating unit of the visualization product line, and the RTO goodwill has been allocated to the cash generating unit of the optimization product line.

In order to determine the recoverable value of the cash generating units the Company used the discounted future cash flows approach over five years, with a 13% discount rate. The value of the cash generating units obtained was greater than the carrying value, given that no impairment of goodwill was recorded as of June 30, 2005.

No fact has indicated that any of the assets have been impaired since June 30, 2005.

5.4.2.	Property and equipment and intangible assets

Changes on property and equipment over the six-month period are as follows (in thousands of euros):

	As of June 30, 2005	Additions	Retirements	Exchange rate differences	As of Dec. 31, 2005

Gross carrying amounts
Computer equipment	7,376	508	(44)	57	7,897
Furniture and other equipment	2,417	47	(24)	19	2,459
Leasehold improvements	1,670	11	(92)	6	1,595
Total gross carrying amounts	11,463	566	(160)	82	11,951

Accumulated amortization
Computer equipment	(5,954)	(457)	42	(47)	(6,416)
Furniture and other equipment	(1,941)	(87)	23	(19)	(2,024)
Leasehold improvements	(1,072)	(79)	92	(7)	(1,066)
Total accumulated amortization	(8,967)	(623)	157	(73)	(9,506)

Property and equipment net	2,496	(57)	(3)	9	2,445

Equipment purchased during the six-month period ended December 31, 2005 and the year ended June 30, 2005 amounted to €198 and €469 respectively. These finance leases have been capitalized under the property and equipment line as of December 31, 2005 and June 30, 2005 and totaled €3,161 and €2,963 respectively. Accumulated amortization related to these leases totaled €2,493 and €2,273 respectively.

Changes on intangible assets over the half-year are as follows (in thousands of euros):

	As of June 30, 2005	Additions	Retirements	Exchange rate differences	As of Dec. 31, 2005
Gross intangible assets
Prperty rights and other Intangible	2,551	500		22	3,073
Purchased software	7,962	338	(596)	99	7,803
Total gross intangible assets	10,513	838	(596)	121	10,876

Accumulated depreciation and amortization on intangible assets
Prperty rights and other Intangible	(1,586)	(200)		(17)	(1,803)
Purchased software	(6,732)	(281)	596	(84)	(6,501)
Total accumulated depreciation and amortization on intangible assets	(8,318)	(481)	596	(101)	(8,304)
Intangible assets net	2,195	357	-	20	2,572

5.4.3.	Financial Instruments

The following table presents the notional amounts and market values of financial instruments at June 30, 2005 and December 31, 2005 (in thousands of euros):

	Market value (net)		Notional Amount (net)
	Dec. 31, 2005	June 30, 2005	Dec. 31, 2005	June 30, 2005

Fair value hedges of intercos receivables (balance sheet)
Forward and option contracts selling U.S. dollars against euros	(28)	(14)	2,300	3,295
Forward and option contracts selling other currencies against euros	3	-	656	407
Total	(25)	(14)	2,956	3,702

Cash flow hedges of intercos royalties (off balance sheet)
Forward and option contracts selling U.S. dollars against euros	(29)	(135)	3,730	2,746
Forward and option contracts selling other currencies against euros	-	-	950	-
Total	(29)	(135)	4,680	2,746

The Company only enters into foreign exchange derivative financial instruments to reduce the exposures associated with anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. These financial instruments include sales forward and exchange options.

At December 31, 2005, the market values related to the derivatives are accounted under the other current assets for €42 and other current liabilities (under the “Accounts payable” account) for an amount of €96. At June 30, 2005, the market values related to the derivatives are accounted under the other current assets for €3 and other current liabilities (under the “Accounts payable” account) for an amount of €152. These financial instruments have a maturity date of less than 12 months. Management believes the risk on these financial instruments is minimal since the Company deals with major banks and financial institutions.

The Company does not use derivative financial instruments for trading or speculative purposes.

5.4.4.	Shareholders’ equity

At December 31, 2005 and June 30, 2005, the issued and outstanding share capital of the Company consisted of 18,364,309 and 18,005,407 shares, respectively. They are ordinary shares with a nominal value of €1.00 per share.

               Changes on ILOG S.A. share and paid-in capital for the half-year ended December 31, 2005 are as follows:

	Number of shares issued	Share Capital Increase	Paid-in Capital	Accumulated Share Capital	Accumulated Number of Shares	Nominal Value
		(in euros)	(in euros)	(in euros)		(in euros)
Options exercised	123,134	123,134	689,101	18,128,541	18,128,541	1.00
From July to August 2005

Options and warrants exercised	65,695	65,695	389,713	18,194,236	18,194,236	1.00
September 2005

Options and warrants exercised	170,073	170,073	1,012,089	18,364,309	18,364,309	1.00
From October to December 2005

Treasury stock

At December 31, 2005, according to its repurchase program that obtained AMF approval N°04-991, given on December 20, 2004, the Company had repurchased 347,244 shares of its own treasury stock at an average price of €12.11 and for a total purchase price of €4,204. These shares are recorded at cost in reduction of shareholders’ equity.

The Shareholders’ meeting of November 29, 2005 authorized a new repurchase program which has been published on the AMF and the Company websites.

Stock-option plan

At December 31, 2005 and at June 30, 2005, 4,748,725 and 4,628,096 respectively, of the outstanding options were exercisable at weighted average exercise prices of €15.74 and €15.76, respectively. At December 31, 2005, 960,353 options are available for issuance by the Board of Directors under the provisions of employee stock purchase plans 1998, 2001 and 2004.

A summary of activity under the stock-option plans is as follow (in thousands except for exercise price) :

	Shares reserved for future grants	Options granted and outstanding	Weighted average exercise price (€)
Balance June 30, 2005	951	5,083	15,25
Options granted	(25)	25	13.32
Options exercised	-	(325)	6.62
Options canceled	34	(34)	28.55
Balance December 31, 2005	960	4,749	15.74

Exercise prices for options outstanding as of December 31, 2005 were as follows:
	Options granted and outstanding			Options exercisable
	Number of shares as of Dec. 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number of shares as of Dec. 31, 2005	Weighted average exercise price
	(in thousands)	(years)	(euros)	(in thousands)	(euros)
0 to 5,15	89	1.7	4.02	87	4.04
5,16 to 10,30	2,991	3.9	7.48	2,947	7.45
10,31 to 15,45	554	7.2	11.26	310	11.44
15,46 to 36,05	44	5.0	25.29	44	25.29
36,06 to 41,20	849	4.8	39.21	849	39.21
46,35 to 51,50	222	4.5	51.20	222	51.20
	4,749	4.4	15.74	4,459	16.06

Warrants

On November 29, 2005, the Shareholders’ meeting authorized the Board of Directors to grant to non-executive Directors up to 56,000 warrants. The Board of Directors of November 29, 2005 granted these 56,000 warrants to non-executive Directors.

A summary of activity under the warrants grants is as follow :

	Warrants granted and outstanding	Weighted average exercise price (€)
Balance June 30, 2005	356,000	19.16
Warrants granted	56,000	13.02
Warrants exercised	(34,000)	8.65
Warrants canceled	(112,000)	39.05
Balance December 31, 2005	266,000	10.84

The warrants may be exercised anytime within 5 years of the date of grant.

Employee stock purchase plan

In March 1997, the Company settled an international stock purchase plan and a French Company savings plan, authorized by the Shareholders’ meeting in October 1996. Under the provisions of these plans, employees can purchase the Company’s stock at a specified price through payroll deductions or direct contributions during an offering period.

In December 2003, the Company’s shareholders authorized the issuance of up to 1,000,000 shares to employees pursuant to the terms of these Plans. 140,643 shares were issued under the Plans during the year ended June 30, 2005 and none were issued during the half-year ended December 31, 2005. During the shareholders meeting of November 29, 2005, shareholders closed their previous authorization against a new approval for the issuance of up to 100,000 shares only under the provision of the French Company savings plan.

Stock options and warrants value

According to IFRS 2, only stock options and warrants that were granted after November 7, 2002, and which had not vested at January 1, 2005 are evaluated and recorded as expense. Issuances prior to November 7, 2002 neither are evaluated nor recorded as expense.

The vesting period for stock options is 4 years from the acquisition date, with a 25% share that can be exercised after one year, then 1/48 per month during the following 3 years. Stock options granted by the Company generally expire 10 years after the grant date (7 for employees in the United Kingdom). For warrants granted to directors, the vesting is immediate. Warrants expire generally 5 years after the grant date.

ILOG Board of Directors did 4 grants since November 7, 2002 totaling 578,000 options giving rights to subscribe and/or purchase shares of the Company.

The fair-value of stock options and warrants are determined according to the Black & Scholes method with the following assumptions:

1.	for options
a.	Estimated life of the option : 5.8 years,
b.

Expected volatility of the option price : volatility for options in euros is calculated over the estimated life of the option from historical volatilities on Paris Euronext, ranging between 70% to 80% depending on the date of the grants,

c.	Risk-free interest rate: OAT rate (French treasury bonds) on the estimated life of the option, was between 2.78% and 3.50% depending on the grants,
d.	Dividend rate : the Company never distributed dividend, the assumption is 0%,
2.	for warrants
a.	Estimated life: 4.8 years,
b.	Expected volatility: volatility is calculated over the estimated life of the warrant it is 65.48%,
c.	Risk-free interest rate: OAT rate (French treasury bonds) on the estimated life of the warrant, or 3.07%

On the opening balance sheet at July 1, 2004 the Company recorded an amount of € 568, under the stock-option reserve (included in the line “additional paid-in capital) contra the accumulated benefit reserve, for stock-based compensations between grant dates and June 30, 2004, for the stock-options granted after November 7, 2002, and still vesting after January 1, 2005. This entry has no impact on the opening shareholders’ equity.

Stock-based compensation relating to stock-options amounts to €428 for the half-year ended December 31, 2005 and €1,088 for the fiscal year ended June 30, 2005. Expenses have been allocated to the different lines of the income statements in connection with departments in which employees receiving the grants worked, in the same way the other personnel expenses are allocated.

Stock-based compensation relating to warrants amounts to €408 for the half-year ended December 31, 2005 and € 0 for the year ended June 30, 2005 and is classified under general and administrative expenses.

5.4.5.	Provisions

The table showing the evolution of provisions between June 30, 2005 and December 31, 2005 is as follows:

			Retirements (used provision)	Retirements (non used provision)
	As of June 30, 2005				As of Dec. 31, 2005
		Additions

Pension liability accrual	976	83			1,059
Total non-current provisions	976	83	-	-	1,059

Retirement indemnities and severance compensation accrual	147	10			157
Other current provisions	129	40	77		92
Total current provisions	276	50	77	-	249

5.4.6.	Employee benefits

Weighted average assumptions used to measure, on December 31, 2005 and June 30, 2005, the benefit obligation under the French defined benefit plan are as follows:

	December 31,	June 30,
	2005	2005

Discount rate	4.0%	4.0%
Salary growth rate	3%	3%
Return on investment rate	N/A	N/A
Retirement age	65 years	65 years
Average remaining service life	25.6 years	25.6 years

The following items are also taken into account:

•	Retirement options :
•	Managers hired after 24: on the initiative of the employer
•	Managers hired before 24: on the initiative of the employee
•	Employees: on the initiative of the employee
•	Mortality tables : INSEE F2000 (French statistical organization)

The components of net periodic benefit cost are as follows (in thousands of euros):

	Six Months Ended December 31,		Year Ended June 30,
	2005	2004	2005

Service cost of the period	61	62	122
Interest cost	22	26	53
Past service cost	-	89	178
Amortization of actuarial losses	-	-	-
Pension cost	83	177	353

Changes in the recorded liability of the benefit plans were as follows (in thousands of euros):
	December 31,	June 30,
	2005	2005

Net recognized liability at beginning of period	976	623
Pension cost	83	353
Paid benefits
Net recognized liability at end of period	1,059	976

5.4.7.	Commitments and contingencies

Commitments at December 31, 2005 include:

•	Operating leases : the Company leases its facilities and certain equipment under non-cancellable operating leases which expire through 2010 to 2013,
•	Finance leases : the annual rental payments recorded amounted to approximately € 3,500 these last years,
•	Hedging financial instruments: the notional amount at December 31, 2005 amounted to € 4,680 as compared to 2,746 as of June 30, 2005.

In addition, ILOG has been granted a judgment on December 9, 2005 in its favor relating to the lawsuit brought by Naicom Technologies and Jensen Denmark (the plaintiffs). The plaintiffs were suing ILOG for breach of contract, bad faith, and failure to meet the standard of care owed by a professional consultant. The plaintiffs recently appealed this judgment.

No new litigation affected ILOG since the publication of its 20F at June 30, 2005.

To the knowledge of the Company, there are no other significant commitments or contingencies as of December 31, 2005.

5.5.	Notes to consolidated Income Statement

5.5.1.	Segment and geographic information

The Company operates in one reportable segment – software components. The information presented by segment, and by region, is the same as those used by the Company Management for its internal reporting purposes, allowing a reliable assessment of our risks and returns.

In this segment, 3 sources of revenues can be identified: licenses, associated maintenance services, consulting and training activities.

Products, marketing strategy and type of customers are similar throughout the world. These types of revenue are so interconnected that an allocation of operating expenses would be arbitrary, and therefore not relevant.

Operations outside of France consist principally of sales, marketing, finance, customer support, and to a lesser extent, research and development activities.

The following is a summary of operations by geographical area (in thousands of euros):

	Six Months Ended December 31, 2005
		North
	Europe	America	Asia	Total

Total revenues	21,259	25,274	4,771	51,304
Income from operations	2,236	118	(147)	2,207
Total assets	59,742	22,360	6,304	88,406
Assets acquisitions	985	370	49	1,404

	Six Months Ended December 31, 2004
		North
	Europe	America	Asia	Total

Total revenues	18,860	25,479	4,011	48,350
Income from operations	2,767	(316)	54	2,505
Total assets	51,566	17,723	6,039	75,328
Assets acquisitions	1,244	630	61	1,935

	Year Ended June 30, 2005
		North
	Europe	America	Asia	Total

Total revenues	39,998	49,066	9,361	98,425
Income from operations	4,176	(749)	608	4,035
Total assets	58,533	21,725	7,105	87,363
Assets acquisitions	3,215	1,000	109	4,324

5.5.2.	Income taxes

Income before income taxes comprises of the following components (In thousands of euros) :
	Six Months Ended December 31,		Year Ended June 30,
	2005	2004	2005

France	2,279	2,750	4,491
United States	244	143	(488)
Rest of the world	(147)	37	721
Total	2,376	2,930	4,724

The provision for income taxes consists of the following (In thousands of euros):
	Six Months Ended December 31,		Year Ended June 30,
	2005	2004	2005

Current income taxes :
France	-	90	3
United States	-	107	215
Rest of the world	14	333	419
Total current income taxes	14	530	637

Deferred tax :
Rest of the world	134	(40)	(43)
Total Deferred tax	134	(40)	(43)
Total income taxes	148	490	594

A reconciliation of income taxes computed at the French statutory rate (33.50% in 2006 compared to 33.83 in 2005) to the income tax expense is as follow (in thousands of euros):

	December 31,	June 30,
	2005	2005

Income tax expensed computed at the French statutory rate	796	1,598
Effect of foreign tax rates differential	9	383
Permanent differences impact	203	346
Change in valuation allowance	(860)	(1,733)

Income taxes reported	148	594

As of June 30, 2005, the Company had net operating loss carryforwards for French tax purposes of €26,674. The Company also has U.S. net operating loss carryforwards for federal tax purposes of approximately €34,257 and for state tax purposes of approximately €9,109, that expire in the years 2006 through 2025. The Company has U.K. net operating losses of approximately €2,809, which have no expiration date. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose.

Due to its history of losses in these tax jurisdictions which account for a significant portion of the Company’s deferred tax assets, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its net deferred tax assets is more likely than not.

5.6.	Transition to IFRS

The French accounting principles to IFRS reconciliation of the consolidated balance sheet as of December 31, 2004 is as follows (in thousands of euros):

		French GAAP	IFRS adjustments					IFRS
Assets		December 31, 2004	IFRS1/ IAS1	IFRS2	IFRS3	IAS19	IAS39	December 31, 2004
	Note
Goodwill		1,784						1,784
Impairment of goodwill	5.6.5	(59)			59
Goodwill -net		1,725	-	-	59	-	-	1,784
Intangible assets - net		1,250						1,250
Property and equipment - net		2,448						2,448
Deferred tax assets	5.6.1	-	123					123
Other non-current assets		596						596
Total non-current assets		6,019	123	-	59	-	-	6,201

Accounts receivable		24,852						24,852
Other current assets	5.6.1/4	2,283	(123)				333	2,493
Prepaid expenses		1,660						1,660
Cash and cash equivalents		40,122						40,122
Total current assets		68,917	(123)	-	-	-	333	69,127
Total assets		74,936	-	-	59	-	333	75,328

Liabilities

Shares amount		17,812						17,812
Additional paid-in capital	5.6.2	20,529		1,141				21,670
Revaluation reserve	5.6.4	-					199	199
Accumulated benefit	5.6.1/2/3/4/5	8,881	(1,950)	(1,141)	59	(335)	176	5,690
Cumulative translation adjustment		(2,750)	1,950					(800)
Total shareholders' equity		44,472	-	-	59	(335)	375	44,571

Non-current provisions	5.1/3	731	(266)			335		800
Non-current debt	5.6.1	596	(365)					231
Total non-current liabilities		1,327	(631)	-	-	335	-	1,031

Current provisions	5.6.1	-	266					266
Accounts payable	5.6.4	4,481					(42)	4,439
Accrued compensation and tax accrual		11,215						11,215
Current debt	5.6.1	-	365					365
Deferred revenue		13,442						13,442
Total current liabilities		29,137	631	-	-	-	(42)	29,726
Total liabilities		74,936	-	-	59	-	333	75,328

* After presentation of data according to IFRS previously published in French GAAP.

The French accounting principles to IFRS reconciliation of the consolidated net income for the half-year ended December 31, 2004 is as follows (in thousands of euros):

		French GAAP	IFRS adjustments				IFRS
		Six Months Ended December 31, 2004	IFRS2	IAS19	IAS39	IFRS3 /Other	Six Months Ended December 31, 2004
	Note

License fees		26,667					26,667
Maintenance		13,279					13,279
Professional services		8,404					8,404
Total revenues		48,350	-	-	-	-	48,350

License fees		400	3				403
Maintenance		1,463	11	1			1,475
Professional services		6,906	61	6			6,973
Total cost of revenues	5.6.2/3	8,769	75	7	-	-	8,851

Gross profit		39,581	(75)	(7)	-	-	39,499

Operating expenses:
Marketing and selling	5.6.2/3	20,857	226	13			21,096
Research and development	5.6.2/3	10,139	149	25			10,313
General and administrative	5.6.2/3	5,454	123	8			5,585
Impairment of goodwill	5.6.5	59				(59)
Total operating expenses		36,509	498	46	-	(59)	36,994
Income from operations		3,072	(573)	(53)	-	59	2,505

Interest expense	5.6.3	(23)		(26)			(49)
Interest income	5.6.4	363			176		539
Exchange loss, net		(130)					(130)
Other		64					64
Net Income before income taxes		3,346	(573)	(79)	176	59	2,929
Income taxes		490					490
Net Income		2,856	(573)	(79)	176	59	2,439

Notes to IFRS adjustments:

5.6.1.	Presentation and disclosure of information (IAS 1) and first-time adoption option (IFRS 1)

According to IAS 1 standard the balance sheet is split into current and non current items. Current assets and liabilities are expected to be realized or settled in the entity’s normal operating cycle, or within twelve months after the balance sheet date. Other assets and liabilities are classified as non current.

Assets to be reclassified in the ILOG balance sheet are deferred tax assets, qualified as non current in IFRS (€123K), but classified as current items in the French accounting principles. For liabilities, the major reclassification relates to provisions and financial debt, which have to be split between current and non current portions. The short-term parts of the provisions (€267K) and of financial debt (€365K) are reported as current items, the more-than-one-year part is reported as non current items.

In accordance with IFRS 1, The Company has chosen to set to zero the cumulative translation differences for all foreign operations not denominated in euros at the date of transition to IFRS against retained earnings. Those differences amounted to a total unrealized loss on exchange rate of €1,950 as of July 1, 2004.

5.6.2.	Share-based payments (IFRS 2)

IFRS 2 standard applies to the grant of shares, stock-options and other equity items. According to IFRS 1 (first-time adoption), IFRS 2 standard applies to all stock options and other share-based payment transactions granted after November 7, 2002 and not yet vested as of January 1, 2005.IFRS 2 requires accounting for the expense over the period rights are vested (the vesting period), for the rights granted to employees or other vendors in connection with stock-option plans and warrants.

Impact on the opening balance sheet at July 1, 2004: the Company has recorded a reserve €568, under the stock-option reserve against the profit for the stock-based compensation not recorded for the period between the grant date and June 30, 2004, for the stock-options issued after November 7, 2002, with vesting date after January 1, 2005.

Impact on the income statements and closing balance sheet at December 31, 2004 and June 30, 2005: Stock-based compensation relating to stock-options amounts to €573 for the half-year ended December 31, 2004 and €1,088 for the fiscal year ended June 30, 2005. Expenses have been allocated to the different lines of the income statements in connection with departments in which the employees receiving the grants worked, in the same way the other personnel expenses are allocated.

5.6.3.	Employee benefits (IAS 19)

The calculation of employee benefits obligations towards employees remains unchanged when applying IAS 19. The Company has chosen to continue using the “corridor method” in its IFRS financial statements. However, the classification of the detailed compensation expense in the income statements is modified, as the component of interest cost shall be classified in financial expenses in IFRS, when it was previously classified in operating expenses according to French GAAP.

Moreover the Company has chosen to account for all cumulative unrecognized actuarial gains and losses through equity as of June 30, 2004 according to IFRS 1.

Impact on the opening balance sheet at July 1, 2004: increase of the provision for retirement by €256 against shareholders’ equity at this date, in order to account for the unrecognized actuarial variations not recorded according to French GAAP.

Impact on the income statements and closing balance sheet at December 31, 2004 and June 30, 2005: the Company has reclassified to financial expenses the interest cost component of the expense for €26 at December 31, 2004 and €52 at June 30, 2005. This component was classified in operating expenses in French accounting principles. The Company has also cancelled the component of amortization of unrecognized actuarial losses, as these have been fully recognized in the opening balance sheet, generating an income of €10 at December 31, 2004 and €21 at June 30, 2005. Finally the Company has expensed the unrecognized past service costs, not recognized in French accounting principles, for €89 at December 31, 2004 and €178 at June 30, 2005. The cumulative provision in the IFRS balance sheet is therefore greater than that recognized under French principles at December 31, 2004 and June 30, 2005.

5.6.4.	Financial instruments (IAS 32/39)

In compliance with IFRS 1, the Company has decided to adopt IAS 32 and 39 standards by anticipation at July 1, 2004. All derivative instruments must be recorded in the balance sheet at their fair value. If the derivative instrument qualifies as a cash flow hedge, the change in value of the effective part of the derivative is recorded in equity. On the contrary, changes in value of the ineffective part of the derivative are recorded in net income in the account « Financial expenses ". At the outcome of the hedged operations, the impact of the revalued instrument is accounted for in the income statements in the account “Gain (loss) on derivative instruments” for the effective part.

Impact on the opening balance sheet at July 1, 2004: the Company recorded in shareholders’ equity cumulated unrealized losses on financial instruments for €112 at June 30, 2004, not recognized under French accounting principles.

Impact on the income statements and closing balance sheet at December 31, 2004 and June 30, 2005: €176 of unrealized gains at December 31, 2004 and €66 of unrealized losses at June 30, 2004, representing the ineffective part of the financial instruments are to be recognized in IFRS. The Company recorded in shareholders’ equity cumulated unrealized losses on financial instruments for €199 and €299 at December 31, 2005 and June 30, 2005, respectively, not recognized under French accounting principles.

5.6.5.	Goodwill (IFRS 3)

In accordance with IAS 36 and IFRS 3, business combinations are accounted for according to the acquisition method (fair value) and goodwill is no longer amortized but annually tested for impairment. Impairment tests are made for cash generating units for which goodwill have been affected.

In compliance with IFRS 1, accounting for business combinations previous to July 1, 2004 was not revised.

Impact on closing revenues and balance sheet of December 31, 2004 and June 30, 2005: The Company has chosen to cancel the amortization cost of €59 at December 31, 2004 and €151 as of June 30, 2005 for assets acquired during fiscal 2005.

5.7.	Significant events of the period and post-closing events

No significant post closing event has been identified by the Company.

B. HALF YEAR MANAGEMENT REPORT

1.	Overview

ILOG is a worldwide provider of enterprise software and services. The Company develops markets, sells and supports business rule management systems, which we refer to herein as BRMS, as well as optimization-based decision tools and applications, and visualization software components that help organizations make decisions faster and manage change and complexity.

A benefit we believe is unique to our BRMS products is that they enable software architectures that empower business users to maintain business logic without involving software professionals, by allowing portions of software code to be translated in the form of business rules which can then be read and manipulated by business users. We believe that by implementing ILOG’s BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions.

ILOG software provides key functionality for an emerging software area, business process management, referred to herein as BPM. ILOG’s optimization and visualization software components provide core functionality for strategic business applications such as supply chain planning, workforce scheduling and telecom network management.

1.1.	Sales trend for the six-months period

European revenues grew 13% when compared to the same period last year, benefiting from a significant growth of the BRMS product line in that region. Worldwide, the BRMS license and maintenance revenues grew 10%. U.S. overall revenues were down 6% from the first half last year, at constant currency rates.

The visualization product line experienced a 20% decline in revenues overall, compared with the same period last year. This decline appears mainly attributable to lower on-line advertising expenditures. Going forward, the Company plans to intensify promotion of its visualization products and their coming new releases.

Optimization revenues grew at 9% compared to the same period last year. Most of the growth is attributable to the first quarter good performance, despite the drop in royalties from supply chain management ISVs. The Company has also been working diligently on the development of a new generation of optimization products, whose contribution should gradually offset any fluctuations in ISV revenues. ILOG is actively promoting its recently developed vertical optimization solution for the semi-conductor industry, which should generate initial revenues in the coming quarters, as well as its new Optimization Decision Manager (ODM), which opens new capabilities for business users to safely interact with planning and scheduling models.

In addition, two reports from leading IT research firms issued in the last two months confirm both the interest and growth potential in the business rules space and ILOG’s market leadership. The recently issued “Forrester Wave™: Enterprise Rules Platforms Q106,” named ILOG a market leader in enterprise rules platforms. The report concluded that “Interest in business rules platforms is high, as indicated by the volume of Forrester client inquiries on the subject and the high growth rates of most business rules platform vendors.” A Gartner Dataquest report issued in December 2005, “Market Share: Business Rule Engine Software, Worldwide, 2004,” ranked ILOG the market share leader of the worldwide business rules market.

1.2.	Business outlook (in US dollars and US GAAP)

Based on the current pipeline of prospective customers, management is forecasting revenues in the range of between $34 million and $37 million and earnings per share between €0.00 and €0.10 for the third quarter of fiscal 2006, compared to revenues of $31.4 million and earnings per share of $0.06 in the third quarter of fiscal 2005.

1.3.	Forward-looking information

All of the statements included in this release, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Among the factors that could cause our actual results to differ materially are those risks identified in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and our other filings and submissions with the SEC, including, without limitation, quarterly fluctuations in our operating results; competition in our industry; the extended length of our sales cycle which impacts our ability to forecast product lines; our dependence on certain major independent software vendors; our investments in vertical markets; the increasing number of fixed price consulting agreements; decreased investment in our sales and marketing forces; changing market requirements; our ability to provide professional services activities that satisfy customer expectations; errors in our software products; the loss of key personnel; logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations; changes in tax laws or an adverse tax audit; our significant dependence on our proprietary technology; the impact of intellectual property infringement disputes; the impact of dilutive share issuances or the incurrence of debt and contingent liabilities and write-offs resulting from acquisitions; changes in accounting principles; and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, we undertake no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.

2.	Operating income

For the six months ended December 31, 2005, ILOG achieved revenues of €51.3 million and earnings per share of €0.12, compared with €48.4 million in revenues and earnings per share of €0.13 in the same period last year.

2.1.	Revenues and gross margin

Revenues in the six-month period increased to €51.3 million from €48.4 million, or by 6%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 3%.

                Revenues by region were as follows:

			Increase /
	Six Months Ended December 31,		(Decrease)	Increase / (Decrease)
	2005	2004	as reported	at constant currency

North America	25,274	25,479	-1%	-6%
Europe	21,259	18,860	13%	13%
Asia	4,771	4,011	19%	16%
Total revenues	51,304	48,350	6%	3%

The decrease in license and consulting revenues in North America is primarily due to a low efficiency of the Company in this region. European revenues grew by 13%, driven by the growing interest in BRMS, which has led to higher license and consulting activity in this region.

License revenues decreased by 6%, to €25.0 million compared to €26.7 million in the prior year. The decline is largely due to the visualization product line across all regions, with an overall decrease of 34% during the period. In the six-month period, the BRMS, optimization and visualization product lines represent 45%, 36% and 19%, respectively, of the licenses revenues, as compared to 42%, 32% and 26% a year ago.

Overall maintenance revenues increased by 18% compared to last year, reflecting the growing installed base of ILOG licensees.

Professional services increased by 27%, year over year, reflecting the Company’s promotion of more and more services to help customers develop applications with ILOG BRMS. For the six-month period, gross margin for professional services increased to 22%, as compared to 18% last year, due to the past quarters investment in headcount designed to strengthen the department.

2.2.	Operating expenses

The 5% increase, during the six-month period, in operating expenses over the prior year is primarily due to an increase in hiring, salary adjustments and the impact of stock-based compensation as a result of the implementation of IFRS 2. This increase was partly offset by the strengthening dollar against the euro by 4% year over year, affecting approximately 35% of the Company’s expenses, which are denominated in US dollars.

In addition to the above factors, the 5% increase in marketing and selling expenses for the six-month period was partially offset by a reduction in incentive payments due to the lower performance in the U.S.

Research and development expenses for the six-month period have been reduced by a €1.3 million tax credit in France for research costs incurred in calendar 2004 and 2005.

General and administrative expenses increased by 17% for the six-month period over the same period in the prior year primarily due to the costs of the warrants granted to ILOG directors and additional audit fees required by new regulations in the US and in France.

2.3.	Income taxes

During the six-month period, income tax expense amounted to €0.1 million compared to €0.5 million in the prior year. This income tax expense is mainly due to the profitability of the Company’s activity in Germany and Japan.

3.	Balance sheet and cash-flow discussion

ILOG cash position amounted to €47.1 million at December 31, 2005 and was down from €51.1 at June 30, 2005. Operating activities used €1.5 million of cash with a profitability of the six-month period offset by the lower level of payable and a seasonal increase of receivables. Investing activities for the six-month period amounted to €1.2 million included an investment in a partnership with Soft Computing in the first quarter of fiscal 2006 for an amount of €0.5 million. Cash used for financing activities netted €1.4 million and included the acquisition of treasury stocks in the amount of €3.6 million partially offset by proceeds from the exercise of stock options in the amount of €2.5 million. Accounts receivable as of December 31, 2005 were 81 days sales outstanding as opposed to 83 days a year ago.

As of December 31, 2005, shareholders’ equity was €50.1 million, an increase of €2.2 million from €47.9 million at June 30, 2005, mainly reflecting the Company’s profitability of the six-month period. On December 31, 2005, the Company had 18,364,309 shares issued and outstanding, compared to 18,005,407 at June 30, 2005, due to the exercise of 358,902 stock options and warrants.

C. STATUTORY AUDITORS’ REPORT ON THE 2005 HALF-YEAR CONSOLIDATED FINANCIAL

(Article L. 232-7 of French Company Law)

This is a free translation into English of the original statutory auditors' review report on the half-year consolidated financial statements signed and issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of ILOG, SA, and in accordance with Article L. 232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

•	a review of the accompanying summary of operations and income statement as they appear in the Company’s half-year financial statements for the six-month period ended December 31, 2005,

•	an examination of the information provided in the Company’s half-year report.

These half-year consolidated financial statements are the responsibility of the board of directors. Our responsibility is to issue a conclusion on the financial statements based on our review.

As part of the Company’s conversion to IFRS as adopted by the European Union in respect of the preparation of the consolidated financial statements for the year ended June 30, 2006, the half-year consolidated financial statements have been prepared for the first time in accordance with the IFRS accounting and measurement principles as adopted by the European Union and as disclosed in the notes, and in accordance with the interim financial statements presentation and disclosure recommendations issued by the French Financial Market Authorities (AMF). These half-year financial statements include the June 30, 2005 year-end and December 31, 2004 half-year comparative information restated under the same rules.

We have conducted our review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the half-year consolidated financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information that we deemed necessary from company management and knowledgeable personnel.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying half-year consolidated financial statements are not prepared, in all material respects, in accordance with the IFRS accounting and measurement principles, as adopted by the European Union, and as disclosed in the notes, and in accordance with the interim financial statements presentation and disclosure recommendations issued by the French Financial Market Authorities (AMF).

Without qualifying our conclusion, we draw your attention to the following matters:

•

the introductory paragraph to the notes sets out the options adopted by the Company for the presentation of the half-year accounts, which do not include all the information required by IFRS as adopted in the European Union, and which should provide, in accordance with IFRS, a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies.

•

this same paragraph sets out the reasons for which the comparative information, which will appear in the consolidated accounts at June 30, 2006 and in the half-yearly consolidated accounts at December 31, 2006 could differ from the accompanying financial statements.

We have also examined, in accordance with French professional standards, the information contained in the half-year Group Company’s report on the half-year consolidated financial statements submitted to our review.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated half-year financial statements.

Paris, February 15, 2006

The Statutory Auditors

AUDIT & DIAGNOSTIC	ERNST & YOUNG Audit

Didier MICHEL	Denis THIBON